

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

December 15, 2006

Paul C. Tang, General Counsel
Burlington Coat Factory Investments Holdings, Inc.
1830 Route 130 North
Burlington, New Jersey 08016

> **Re:** **Burlington Coat Factory Investments Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 5, 2006**
> **File No. 333-137917**
>
> **Burlington Coat Factory Warehouse Corporation**
> **Amendment No. 1 Registration Statement on Form S-4**
> **Filed December 5, 2006**
> **File No. 333-137916**

Dear Mr. Tang:

　　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-4, File No. 333-137917

1.　We note your response to comment 4 in our letter dated November 8, 2006. You have not relocated the disclosure on page i that begins "Each broker-dealer that receives new securities for its own account…" Please move this disclosure to another part of the prospectus. The forepart of the prospectus should be limited to the cover page, summary, and the risk factor section.

Burlington Coat Factory Warehouse Corporation, page 1

2. Please balance your disclosure of revenue for the three months ended September 2, 2006 with the net loss for that period.

Security Ownership of Certain Beneficial Owners and Management, page 82

3. We note your response to comment 24 in our letter dated November 8, 2006 and we reissue the comment. By analogy please see Interpretation I.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation S-K section of March 1999 Supplement to Manual.

United States Federal Income Tax Consequences, page 137

4. We note your response to comment 27 in our letter dated November 8, 2006. Please augment your disclosure to explain the uncertainty concerning the tax consequences of the transaction. Please also add a risk factor addressing the uncertainty of the tax consequences of the transaction.

Registration Statement on Form S-4, File No. 333-137916

5. Please revise to comply, as applicable, with our comments above.

***

Paul C. Tang
Burlington Coat Factory Investments Holdings, Inc.
December 15, 2006
Page 3

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Yong Kim, Accountant, at (202) 551-3323 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Joshua N. Korff, Esq.
        Kirkland & Ellis LLP
        Via Fax: (212) 446-4900